13 November 2006

pSivida and Nordic Biotech sign MOU for A$33.7M (US$26M) for development funding and equity investment

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has signed a non-binding Memorandum of Understanding (MOU) with Nordic Biotech Advisors. The MOU provides for Nordic Biotech II K/S or affiliates and co-investors (Nordic) to make an AU$5.2m (US$4.0m) corporate investment in pSivida and an A$28.5m (US$22.0m) investment over time in a “Special Purpose Vehicle” (SPV) to fund the expected amount of pSivida’s portion of costs to develop its lead ophthalmic development product, MedidurTM for the treatment of the chronic eye disease diabetic macular edema (DME). At closing, the Company will receive a total of A$6.5m (US$5.0m) consisting of the A$5.2m (US$4.0m) equity investment and a payment by the SPV to pSivida of A$1.3m (US$1.0m). The transaction is subject to completion of due diligence and final documentation.

Upon closing, Nordic will invest A$5.2m (US$4.0m) in pSivida Limited by purchasing newly issued shares of preferred stock. The preferred stock will be convertible into American Depository Shares (ADSs) at a conversion price of US$2.00 per share and will contain anti-dilution protection. pSivida will issue warrants to Nordic with a face amount equal to $A2.6m (US$2.0m), an exercise price of $US2.00 per ADS and anti-dilution protection. An additional A$4.5m (US$3.5m) will be invested in the SPV at closing, of which A$1.3m (US$1.0m) will be paid to pSivida by the SPV. The remaining A$24.0m (US$18.5m) of SPV investment by Nordic will be made in regular instalments to fund the expected amount of pSivida’s share of development costs.

pSivida and Alimera Sciences are currently co-funding the development and will co-share in the profits of MedidurTM for DME, which is currently in Phase III multi-national clinical trials. After this transaction closes, the SPV will receive pSivida’s profit share payments under the Alimera co-development agreement and will distribute the payments to Nordic and pSivida. Revenues distributed by the SPV would initially be paid 75% to Nordic and 25% to pSivida, subject to certain adjustments. After cumulative revenues paid to Nordic equal four times their investment in the SPV, the split of revenues will become 50% to both Nordic and pSivida. After cumulative revenues paid to Nordic equal eight times their investment in the SPV, 80% of the SPV revenues will be paid to pSivida and 20% to Nordic.

After closing, at an Extraordinary General Meeting at a date to be confirmed, pSivida will seek shareholder approval to give Nordic a full exchange right on the A$28.5m (US$22.0m) SPV interest into pSivida ADSs at US$2.00 per share. If approved, Nordic will have the option to either share SPV revenues or convert all or part of their SPV investment into ADSs, in which case forfeiting that portion of their share of the SPV revenues. If shareholders do not approve the full exchange right, Nordic may elect to stop funding, in which case Nordic’s interest in the SPV revenues will be reduced.

pSivida’s lead FDA approved ophthalmic product is Retisert™ for the treatment of uveitis, a leading cause of blindness in the United States. MedidurTM essentially differs from RetisertTM in that it is injected behind the eye in a simple office procedure, whereas RetisertTM is surgically inserted in a hospital procedure. MedidurTM and Retisert can deliver the same steroid (fluocinolone acetonide or FA), at a similar rate to the back of the eye. Sustained delivery of FA to the back of the eye has previously been shown to reduce edema in patients with DME, reduce the progression of their diabetic retinopathy, and most importantly, at three years provides a clinically significant increase in many patients vision. These results were generated in a 198 patient clinical trial conducted in the United States by Bausch & Lomb, licensee of Retisert™.

MedidurTM is being evaluated by several companies, including global pharmas and smaller biotech companies, for the delivery of their proprietary compounds to treat other eye diseases. The Company expects that one of these evaluations will lead to a license for pSivida’s drug delivery products.

“We believe this MOU demonstrates strong commercial interest in MedidurTM for DME, our lead ophthalmic product in development, and this transaction, once closed, will eliminate most of the financial risk for the Company associated with this project,” said Dr Roger Brimblecombe, Chairman and CEO of pSivida Ltd. “The closing of this transaction will allow MedidurTM for DME Phase III studies to continue while freeing up funds to permit us to progress our other clinical development studies and exploit our various drug delivery technologies. Additionally, we believe this transaction further validates the synergies between pSivida and Alimera Sciences and highlights the respective strengths of each organization. pSivida’s research expertise in drug delivery and Alimera’s global drug development capabilities will, we believe, result in an innovative treatment for patients suffering from DME.”

This release does not constitute an offer to sell or a solicitation of an offer to buy any securities described herein.

The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold absent registration or an applicable exemption from registration requirements.

-ENDS-

NOTES:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 76 patent families, 95 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

Nordic Biotech
Nordic Biotech Advisors ApS is the investment advisor to Nordic Biotech K/S and Nordic Biotech Venture Fund II K/S, and was founded in 2001. The company is associated with a large number of advisors and consultants from the pharmaceutical industry, clinical, academic and financial sectors, and draws on the experience and network of San Francisco-based Biotechnology Value Fund. www.nordicbiotech.com

This document contains forward-looking statements that involve risks and uncertainties including with respect to the closing of the transaction on the terms described in the MOU; pSivida’s portion of the costs to develop Medidur™ for DME; potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: failure of the company to successfully close the transaction contemplated by the MOU with the Nordic Biotech; the failure of the Company to obtain the requisite shareholder approval to give the Nordic Biotech a full exchange right; failure of pSivida’s share of Medidur development costs to be no more than US$22m; failure of this MOU to demonstrate strong commercial interest in Medidur for DME; failure of the Nordic Biotech transaction, when closed, to eliminate most of the risk for the Company; inability to progress other clinical development studies and to exploit pSivida’s other drug delivery technologies; failure of there to continue to be synergies between pSivida and Alimera Sciences; failure of Medidur for DME to be an innovative treatment for DME; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the Phase III Medidur™ for DME trial; our inability to raise additional funds at favourable terms or any terms; our inability to repay the amended notes and new convertible notes; our inability to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopaedics, and tissue engineering, diagnostics and food technology fields; failure of our evaluation agreements to result in license agreements; failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues; failure to complete negotiations for new centers for the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; failure of the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil™ primary liver program that is in Phase IIb clinical trials to provide a valuable platform for the development and commercialisation of BrachySil™ for pancreatic cancer and other indications; failure of the findings of the pancreatic cancer Phase IIa trial to provide a platform for further multicenter efficacy and safety trials; failure of there to be optimisation and standardisation between our two  pancreatic cancer study centres. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.